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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             SmarTire Systems, Inc.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                   831913-10-8
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                                 (CUSIP Number)

   Danhai Mu, Esq., Chu, Ring & Hazel LLP, 49 Melcher Street, Boston, MA 02110
                                Tel: 617-443-9800
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 20, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5

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                                 SCHEDULE 13D
CUSIP NO. 831913-10-8
          -----------------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Simon Archdale
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      SOURCE OF FUNDS (See Instructions)
 4    00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Switzerland
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,500,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
     OWNED BY             None
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,500,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    1,600,000
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      (See Instructions)
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13    8.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14    IN
------------------------------------------------------------------------------



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                         Amendment No. 2 to Schedule 13D

     Simon Archdale, a Swiss citizen, whose address is Chalet Trois Nicholas, Courtavey, Crans Montana, Valais, Switzerland (the "Reporting Person"), hereby amends and supplements his statement on Schedule 13D relating to the common stock, without par value ("Common Stock"), of SmarTire Systems, Inc., a Canadian corporation (the "Issuer"), originally filed with the Commission on December 30, 1999 and amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 6, 2001. The Schedule 13D of the Reporting Person is hereinafter referred to as the "Statement".

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby supplemented as follows:

The aggregate amount of funds of the Reporting Person used to purchase the securities reported herein in Items 4 and 5 were US$500,000 (inclusive of expenses). The source of funds used to purchase securities of the Issuer on behalf of the Reporting Person was US$500,000 of personal funds.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby supplemented as follows:

On September 20, 2002, the Issuer offered in a private placement "units" consisting of senior convertible notes with a stated maturity of December 20, 2002 (each, a "Note") and three-year common stock warrants at an exercise price of US$1.25 per share (each, a "Warrant"). On September 20, 2002, the Reporting Person purchased from the Issuer a Note in the principal amount of US$500,000.00, and in that connection, the Issuer issued to the Reporting Person a Warrant exercisable for 100,000 shares of Common Stock of the Issuer.

The Note is redeemable at the Issuer's option, provided that (i) up until the 30th day following the issue date, the Issuer shall have the right to redeem up to one hundred percent (100%) of the principal amount of the Note at one hundred and ten percent (110%) of its face value, (ii) from the 31st day following the issue date up until the 60th day, the Issuer shall have the right to redeem up to one hundred percent (100%) of the principle amount of the Note at one hundred and fifteen percent (115%) of its face value, and (iii) from the 61st day up until the 90th day from the issue date, the Issuer shall have the right to redeem up to one hundred percent (100%) of the principal amount of the Note at one hundred and twenty percent (120%) of its face value.

In addition, the Reporting Person shall have the right to convert the Note into a placement of the Issuer's common shares or a security of the Issuer convertible into its common shares on the same terms as that placement, provided that the proceeds from such placement to the Issuer, not including the converted Note, shall total a minimum of $1 million. If the Note has not been redeemed, nor has it converted, prior to December 20, 2002, the Note will automatically convert into the Issuer's common shares on that date with a conversion price equal to the lesser of (a) 75% of the three lowest closing bid prices as quoted on Bloomberg for the prior ten (10) trading days to the ninety-day anniversary of this instrument or (b) $1.00.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby supplemented as follows:

As a result of the purchase of the $500,000 Note by the Reporting Person and the issuance of the Warrant exercisable for 100,000 shares of Common Stock of the Issuer on September 20, 2002, the Reporting Person was deemed to beneficially own 1,600,000 shares of Common Stock (consisting of 1,500,000 shares of Common Stock and 100,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the Warrant) which constitutes approximately 8.5% of the 19,811,369 shares of Common Stock (consisting of 19,711,369 shares reported to be outstanding as of July 31, 2002 in the Issuer's Annual Report on Form 10-KSB/A filed by the Issuer as of August 19, 2002, plus 100,000 shares of Common Stock that the Reporting Person has the right to acquire through the exercise of the Warrant), as determined under Rule 13d-3 of the Securities and Exchange Commission.

The beneficial ownership by the Reporting Person of Common Stock as of the date hereof is as follows:

                     No. of Shares Deemed to     Percentage of Issued and
Reporting Person     be Beneficially Owned       Outstanding Shares
----------------     ---------------------       ------------------

Simon Archdale       1,600,000                   8.5%

Except as set forth above, the Reporting Person has not effected any transactions in the Common Stock during the past 60 days.

The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons and other entities, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The percentages of ownership described above are based on the 19,711,369 outstanding shares of Common Stock of the Issuer reported in the Issuer's Form 10-KSB/A as filed on August 19, 2002.

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SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.

Dated: September 27, 2002



/s/ Simon Archdale
-----------------------------
Simon Archdale